November 5, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, N.E.

Washington, D.C. 20549

Attention: Wei Lu

Re:  OLD DOMINION FREIGHT LINE, INC.

Form 10-K for the Fiscal Year Ended December 31, 2020

Filed February 24, 2021

File No. 000-19582

Ladies and Gentlemen:

This letter is submitted in response to the comments contained in the letter dated October 15, 2021 from the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission to Adam N. Satterfield, Senior Vice President – Finance and Chief Financial Officer of Old Dominion Freight Line, Inc. (the “Company”), regarding the Company’s Form 10-K for the fiscal year ended December 31, 2020 (the “Form 10-K”) that was filed on February 24, 2021.

To facilitate your review, the Company has reproduced the text of the Staff’s comments in italics below. Unless otherwise noted, references to page numbers and section headings in the Company’s responses below refer to page numbers and section headings in the Form 10-K.

Form 10-K for the Fiscal Year Ended December 31, 2020

Risk Factors, page 6

1. We note your response to prior comment 1 identifies several transition risks disclosed in your Form 10-K. Tell us how you considered disclosing other transition risks related to climate change such as changes in customer behavior, advances in technology, and market trends specific to the trucking industry.

The Company respectfully advises the Staff that it comprehensively monitors the risks faced by its business and regularly evaluates its risk factor disclosure to ensure that it reflects the material factors that may affect the Company’s business, financial condition and results of operations. The “Risk Factors” section of the Form 10-K addresses risks related to changes in customer behavior, advances in technology and market trends specific to the trucking industry in the following risk factors, among others:

•

“Risk Factors—Risks Related to our Business and Operations—Changes in our relationships with significant customers, including the loss or reduction in business from one or more of them, could have an adverse impact on our business.”

•

“Risk Factors—Risks Related to our Industry—We operate in a rapidly evolving and highly competitive industry, and our business will suffer if we are unable to adequately address potential downward pricing pressures and other factors that may adversely affect our operations and profitability.”

•	“Risk Factors—Risks Related to Owning our Common Stock—The market value of our common stock has been and may in the future be volatile, and could be substantially affected by various factors.”

These areas are each affected by a multitude of factors. Many of these individual factors are not material but collectively form the overall relevant risk. In the Company’s experience, decision-making in these areas is complex, with many factors together contributing to an overall result as opposed to decisions being materially affected by transition risks related solely to climate change. While the Company is monitoring transition risks related to climate change as they relate to customer behavior, advances in technology and market trends specific to the trucking industry as part of its comprehensive monitoring of risks, the Company has not determined such risks to be individually material or materially different than the overall risks related to such topics for which disclosure has been made in the Form 10-K.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 20

2. Your response to prior comment 2 states that the physical effects of climate change have not had a material effect on your business, financial condition and results of operations.

Provide us with an analysis supporting this statement.

The Company respectfully advises the Staff that it has not experienced material weather-related damages to its property or operations occurring outside of the ordinary course of business during the periods presented in the Form 10-K. For the various weather events impacting any of the Company’s facilities during these periods, the Company responded by leveraging its extensive geographic footprint to direct freight to nearby Company facilities that were not impacted by the weather events. The Company also maintains insurance on significant facilities to help mitigate the impact of any losses due to physical damage caused by weather events. However, the Company notes that it has not incurred losses which, in the aggregate or individually, were material to the Company’s financial condition during the periods presented in the Form 10-K.

While climate change may contribute to weather events that the Company experiences in the normal course of its operations, the Company has not identified changes in the impact of weather-related events on its business or financial condition and results of operations that the Company is able to determine as resulting from the physical effects of climate change. In any event, the Company has concluded that the physical effects of weather-related events in general, whether climate change-related or not, have not had a material effect on its business, financial condition and results of operations during the periods presented.

3. We note from your response to prior comment 3 that past capital expenditures for climate-related projects have not had a material effect on your business, financial condition and results of operations. Provide us with additional detail to support this statement.

The Company respectfully advises the Staff that it has not historically undertaken large capital expenditures predominantly for climate-related reasons. Environmental sustainability considerations, including climate-related considerations, are some of the many factors the Company takes into account in its holistic approach to making capital expenditures. The Company is focused on continual improvement in the efficiency of its operations and is proud of examples where it has completed capital projects designed to decrease operating expenses while also lessening the Company’s environmental impact. For example, in 2011, the Company installed a 1.8 megawatt, roof-mounted solar installation on its Thomasville, North Carolina warehouse. While the Company recognizes the environmental benefit of the solar installation, the project was undertaken primarily to reduce the operating cost for the facility. During the periods presented in the Form 10-K, the Company did not undertake any projects solely for climate reasons. Accordingly, the Company concluded that capital expenditures for climate-related projects have not had a material effect on its business, financial condition and results of operations.

4. Your response to prior comment 4 states that any changes in compliance costs related to climate change have not had a material effect on your business, financial condition and results of operations. Tell us about the compliance costs you have incurred and explain how you concluded the related amounts were not material.

The Company respectfully advises the Staff that it does not generally experience significant compliance costs directly related to climate change regulations in its operations. Instead, the Company may be affected by compliance costs related to climate change impacting vendors or service providers that may be required to comply with specific climate change regulations.  For example, diesel tractor engine manufacturers may be required to meet more restrictive carbon emission standards when producing new engines that could impact the ultimate cost of the engines.  These costs, along with other changes to annual equipment models, are considered by the tractor manufacturers annually and could impact the ultimate sales price of vehicles we choose to purchase. As the purchaser and end-user of these tractors, the Company has little visibility as to the detailed breakdown of price increases and to what extent such increases are a result of compliance costs related to climate change compared with other factors. To the extent that the manufacturer increased prices as a result of costs to comply with specific climate change regulations, the tractor purchased may be more efficient than older tractors, helping to offset the impact of the initial increase in price paid by the Company with lower ongoing operating expenses. There have not been any increases in the price of equipment or operating expenses over the periods presented in the Form 10-K that were material to the Company’s financial statements and that were otherwise identified by the Company to be a result of compliance costs directly related to climate change regulations.

* * * * *

We hope that our response appropriately addresses your comments. Please contact me at 336.822.5519 if you require any additional information or have any questions regarding our response.

Sincerely,

/s/ Kimberly S. Maready

Kimberly S. Maready

Vice President – Accounting and Finance

cc: Adam N. Satterfield